This Rider includes provisions which waive otherwise applicable Surrender Charges if the conditions stated herein are met.

Rider

Nursing Home Waiver

This Rider is included in and made part of your annuity contract as of the Contract Date. If there is a conflict between the terms of the Contract and this Rider, the Rider controls.

Definitions

Hospital

A facility which:

(1)	is licensed by the jurisdiction in which it is located and operated as a hospital;

(2)	is supervised by a staff of one or more licensed physicians;

(3)	provides continuous nursing service 24 hours a day by or under the supervision of a Registered Nurse (R.N.);

(4)	operates primarily for the care and treatment of sick or injured persons as inpatients; and

(5)	has medical, diagnostic and surgical facilities or has access to such facilities.

Nursing Care

Care prescribed by a physician and performed or supervised by a Registered Nurse (R.N.). Such care includes nursing and rehabilitation services available 24 hours a day.

Nursing Facility

A facility which:

(1)	is operated under the laws of the jurisdiction in which it is located;

(2)	provides Nursing Care;

(3)	primarily provides Nursing Care under the direction of a licensed physician, Registered Nurse (R.N.), or licensed vocational nurse;

(4)	is not other than incidentally a Hospital, a home for the aged, a retirement home, a rest home, a community living center or a place mainly for the treatment of alcoholism, mental illness or drug abuse; and

(5)	does not include any place owned or operated by a member of the insured’s immediate family.

FORM ICC16-NHW-1	The Ohio National Life Insurance Company	PAGE 1 OF 2

Waiver of Surrender Charge

We will waive the Surrender Charge otherwise applicable to a surrender or one or more withdrawals occurring before annuity payments begin if:

(1)	the Annuitant is, or has been confined to a Hospital or Nursing Facility for at least the number of consecutive days shown as the Nursing Home Waiver Confinement Period on the Contract Specifications;

(2)	the Annuitant was not older than the Nursing Home Waiver Annuitant Issue Age shown on the Contract Specifications on the Contract Date; and

(3)	the request for the surrender or withdrawal, together with proof of such confinement, is received in the Home Office while the Annuitant is confined or within the number of days after discharge from the facility shown as the Nursing Home Waiver Discharge on the Contract Specifications, or if it can be shown that it was not reasonably possible to provide proof within such time period, such proof was given as soon as possible; provided, however, except in the absence of legal capacity may the required proof be provided later than one year after proof is otherwise required.

We will not waive the Surrender Charge applicable to a surrender if the confinement began before the Contract Date. If we deny a waiver claim, the surrender proceeds will not be disbursed until you are notified of the denial and provided with the opportunity to accept or reject the surrender proceeds, including any surrender charge.

Termination

This Rider terminates upon the termination of the Contract. Any termination shall not prejudice the waiver of any Surrender Charge while this Rider was in force.

THE OHIO NATIONAL LIFE INSURANCE COMPANY

FORM ICC16-NHW-1	The Ohio National Life Insurance Company	PAGE 2 OF 2